PaulHastings
ATTORNEYS

Paul, Ha
515 Sout
telephone

1071-2228
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06011364


SEC MAIL PROCESSING
RECEIVED
MAR - 3 2006
WASH, D.C.
199
SECTION

(213) 683-6196
carolyndomen@paulhastings.com

March 2, 2006

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of February, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 3/7

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed During February, 2006

1. Overview of Consolidated Performance in the Three Quarter of the Fiscal Year ending March 31, 2006 (April 1, 2005 to December 31, 2005), February 8, 2006 (Exhibit 1)

2. Third Quarter of FY2006. 3 Performance Outline, February 8, 2006 (Exhibit 2)


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
MAR - 9 2006
199
SECTION

3. Overview of Operating Results for the Third Quarter of Fiscal Year ending March 2006 and Revision of the Forecasts for the Full Fiscal Year, February 8, 2006 (Exhibit 3)

4. Analyst and Investor Briefing on the Third Quarter of the Fiscal Year ending March 31, 2006 (April 1 to December 31, 2005) with Appendix, February 9, 2006, (Exhibit 4)

5. Notification concerning the Institution of a Special Benefit Plan for Shareholders, February 24, 2006 (Exhibit 5)

YAMAHA CORPORATION


SEC MAIL PROCESSING
RECEIVED
MAR - 3 2006
WASH., D.C. 199 SECTION

Overview of Consolidated Performance in the Third Quarter of the Fiscal Year Ending March 31, 2006 (April 1, 2005, to December 31, 2005)

February 8, 2006

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito, President and Representative Director
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Stock listings: Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Whether the Company Has Adopted Simplified Accounting Procedures: Yes
(See attached documents for details.)
(2) Difference in Accounting Policies from the Fiscal Year Ended March 31, 2005: No
(3) Changes in the Status of Consolidated Companies and Companies Accounted for using the Equity Method: Yes

Consolidated companies:
Number of companies newly consolidated: 8
Number of companies removed from consolidation: 1

Equity method:
Number of companies newly accounted for using the equity method: 1
Number of companies removed from the equity method: —

2. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2006 (April 1, 2005–December 31, 2005)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
Third quarter of FY2006.3	¥406,426	(1.7)	¥25,848	(32.1)	¥35,503	(20.6)
Third quarter of FY2005.3	¥413,452	(0.5)	¥38,056	(15.6)	¥44,708	(12.8)
(Reference) FY2005.3	¥534,079		¥35,695		¥41,302	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	% change from the previous fiscal year	Yen	Yen
Third quarter of FY2006.3	¥27,451	42.0	¥133.17	¥133.06
Third quarter of FY2005.3	¥19,326	(57.7)	¥ 93.75	¥ 92.57
(Reference) FY2005.3	¥19,697		¥ 95.06	¥ 93.88

Note: Percentages represent changes compared with the same quarter of the previous fiscal year.

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third quarter of FY2006.3	¥531,467	¥315,515	59.4	¥1,530.62
Third quarter of FY2005.3	¥520,591	¥277,242	53.3	¥1,344.88
(Reference) FY2005.3	¥505,577	¥275,200	54.4	¥1,334.51

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third quarter of FY2006.3	¥(1,735)	¥(11,854)	¥(10,882)	¥29,033
Third quarter of FY2005.3	¥15,815	¥(15,604)	¥10,385	¥42,043
(Reference) FY2005.3	¥39,588	¥(12,896)	¥(8,306)	¥50,393

3. OUTLOOK OF RESULTS FOR FY2006.3 (April 1, 2005–March 31, 2006)

	Net sales	Recurring profit	Net income
	Millions of yen	*Millions of yen*	*Millions of yen*
FY2006.3	¥529,000	¥35,000	¥26,000

Reference: Net income per share for the fiscal year is forecast to be ¥126.13 on a consolidated basis.

For further information regarding forecasts, please see page 3.

4. OPERATING RESULTS AND FINANCIAL CONDITION

(1) Operating Results

During the third quarter of the fiscal year (April 1, 2005, to December 31, 2005), sales by segment were as follows. The musical instruments and lifestyle-related segments reported increased sales compared with the same quarter of the previous fiscal year. However, the electronic equipment and metal products segment showed a substantial decline in sales. As a consequence, YAMAHA's net sales declined 1.7% from the same quarter of the previous fiscal year, to ¥406,426 million. Of this total, domestic sales declined 7.0%, to ¥224,297 million, and overseas sales posted a gain of 5.7%, rising to ¥182,129 million.

Regarding specific product categories by segment, the musical instruments segment recorded a sales increase thanks to higher piano and wind instrument sales and strong overseas sales of professional audio equipment, even though sales of Electones™ declined.

In the AV/IT segment, sales of AV equipment were down, and in the information and communications equipment segment, routers encountered more intense competition causing sales to fall.

Within the electronic equipment and metal product segment, sales of LSI sound chips for mobile phones recorded a substantial decline on the back of lower unit sales and price decreases.

In the lifestyle-related segment, sales increased thanks to strong sales of system kitchens.

The recreation segment recorded a decline in sales, but sales were up in the others segment.

Turning to profits, operating income decreased 32.1% from the same quarter of the previous year, to ¥25,848 million and recurring profit declined 20.6%, to ¥35,503 million. As a result, net income for the quarter was ¥27,451 million, up 42% from the same quarter of the previous fiscal year.

(2) Financial Condition

Regarding cash flows during the third quarter (April 1, 2005, to December 31, 2005), among cash flows from operations, income before taxes and minority interests amounted to ¥36,204 million, but cash used in operations amounted to ¥1,735 million.

Among cash flows used in investment activities, the Company used ¥11,854 million to implement capital investments and other investment-related activities.

Among cash flows used in financing activities, the Company used ¥10,882 million for the repayment of long-term debt and other finance related activities.

As a result of these movements in cash flows, cash and cash equivalents at the end of the quarter amounted to ¥29,033 million, ¥23,045 million lower than at the beginning of the period.

(3) Qualitative Comments on the Outlook for Consolidated Performance

For the full fiscal year ending March 31, 2006, compared with the previous forecasts we have lowered our profit forecast for the musical instruments segment due to inventory adjustments and have lowered our sales and profit forecasts for the AV/IT segment as a result of intensifying competition.

Revision of Full-Year Earnings Forecast for FY2006.3 (April 1, 2005 to March 31, 2006)

(1) Consolidated

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Previous forecast (A)	¥536,500	¥41,500	¥29,000
Revised forecast (B)	¥529,000	¥35,000	¥26,000
Increase (decrease) (B-A)	¥ (7,500)	¥(6,500)	¥(3,000)
Change (%)	(1.4)	(15.7)	(10.3)
Fiscal 2005 (fiscal year ended March 31, 2005) results	¥534,079	¥41,302	¥19,697

(2) Non-Consolidated

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Previous forecast (A)	¥325,000	¥19,500	¥13,000
Revised forecast (B)	¥318,000	¥14,500	¥10,000
Increase (decrease) (B-A)	¥ (7,000)	¥(5,000)	¥(3,000)
Change (%)	(2.2)	(25.6)	(23.1)
Fiscal 2005 (fiscal year ended March 31, 2005) results	¥341,546	¥25,145	¥ 264

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED BALANCE SHEETS

	Third quarter of FY2006.3 (as of Dec. 31, 2005)	Third quarter of FY2005.3 (as of Dec. 31, 2004)	Increase (decrease)		FY2005.3 (as of Mar. 31, 2005)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
ASSETS					
Current assets:					
Cash and bank deposits	**¥ 30,028**	¥ 42,771	¥(12,743)	(29.8)	¥ 51,205
Notes and accounts receivable	**90,803**	91,577	(774)	(0.8)	73,688
Inventories	**84,654**	82,848	1,806	2.2	78,434
Other current assets	**22,722**	23,108	(386)	(1.7)	22,251
Total current assets	**228,209**	240,306	(12,097)	(5.0)	225,581
Fixed assets:					
Tangible assets	**148,386**	144,635	3,751	2.6	146,428
Intangible assets	**3,699**	1,023	2,676	261.6	1,026
Investments and other assets	**151,170**	134,626	16,544	12.3	132,541
Total fixed assets	**303,257**	280,234	22,973	8.2	279,996
Total assets	**¥531,467**	¥520,591	¥ 10,876	2.1	¥505,577
LIABILITIES					
Current liabilities:					
Notes and accounts payable	**¥ 40,388**	¥ 40,684	¥ (296)	(0.7)	¥ 37,686
Short-term loans	**32,176**	33,572	(1,396)	(4.2)	17,825
Current portion of long-term debt	**599**	27,290	(26,691)	(97.8)	22,259
Accrued expenses	**36,312**	34,891	1,421	4.1	45,167
Other current liabilities	**18,312**	25,839	(7,527)	(29.1)	22,882
Total current liabilities	**127,789**	162,278	(34,489)	(21.3)	145,820
Long-term liabilities:					
Long-term debt	**10,834**	3,934	6,900	175.4	6,514
Accrued employees' retirement benefits	**28,226**	27,296	930	3.4	28,269
Other fixed liabilities	**44,721**	46,139	(1,418)	(3.1)	45,938
Total long-term liabilities	**83,782**	77,370	6,412	8.3	80,722
Total liabilities	**211,571**	239,649	(28,078)	(11.7)	226,542
MINORITY INTERESTS	**4,379**	3,699	680	18.4	3,834
SHAREHOLDERS' EQUITY					
Common stock	**28,534**	28,534	—	—	28,534
Capital surplus	**40,054**	40,054	—	—	40,054
Earned surplus	**236,220**	212,404	23,816	11.2	212,340
Reserve for land revaluation	**22,045**	22,018	27	0.1	22,453
Net unrealized holding gains on other securities	**14,261**	11,022	3,239	29.4	7,364
Translation adjustments	**(25,304)**	(36,517)	11,213	—	(35,267)
Treasury stock, at cost	**(296)**	(275)	(21)	—	(279)
Total shareholders' equity	**315,515**	277,242	38,273	13.8	275,200
Total liabilities, minority interests and shareholders' equity	**¥531,467**	¥520,591	¥ 10,876	2.1	¥505,577

Note: Figures of less than ¥1 million have been omitted.

2. SUMMARY OF CONSOLIDATED STATEMENTS OF OPERATIONS

	Third quarter of FY2006.3 (Apr. 1, 2005– Dec. 31, 2005)	Third quarter of FY2005.3 (Apr. 1, 2004– Dec. 31, 2004)	Increase (decrease)		FY2005.3 (Apr. 1, 2004– Mar. 31, 2005)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
Net sales	**¥406,426**	¥413,452	¥(7,026)	(1.7)	¥534,079
Cost of sales	**257,828**	255,475	2,353	0.9	335,705
Unrealized profit	**59**	179			221
Total gross profit	**148,657**	158,155	(9,498)	(6.0)	198,595
Selling, general and administrative expenses	**122,808**	120,099	2,709	2.3	162,899
Operating income	**25,848**	38,056	(12,208)	(32.1)	35,695
Non-operating income	**14,201**	11,301	2,900	25.7	12,155
Non-operating expenses	**4,546**	4,648	(102)	(2.2)	6,548
Recurring profit	**35,503**	44,708	(9,205)	(20.6)	41,302
Other profit					
Gain on return of substitutional portion of employee welfare pension fund	—	19,790			19,927
Other	**1,365**	612			7,464
Total other profit	**1,365**	20,403	(19,038)	(93.3)	27,391
Other loss:					
Impairment loss	—	32,549			32,703
Other	**663**	821			2,475
Total other loss	**663**	33,370	(32,707)	(98.0)	35,178
Income before income taxes and minority interests	**36,204**	31,741	4,463	14.1	33,516
Current income taxes	**9,964**	13,958	(3,994)	(28.6)	14,497
Deferred income taxes (benefit)	**(1,650)**	(1,915)	265	—	(1,088)
Minority interests	**439**	372	67	18.2	409
Net income	**¥ 27,451**	¥ 19,326	¥ 8,125	42.0	¥ 19,697

3. SUMMARY OF CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen					
	Third quarter of FY2006.3 (Apr. 1, 2005–Dec. 31, 2005)		Third quarter of FY2005.3 (Apr. 1, 2004–Dec. 31, 2004)		FY2005.3 (Apr. 1, 2004–Mar. 31, 2005)	
CAPITAL SURPLUS						
Balance at beginning of period		**¥ 40,054**		¥ 40,054		¥ 40,054
Balance at end of period		**40,054**		40,054		40,054
EARNED SURPLUS						
Balance at beginning of period		**212,340**		203,485		203,485
Additional earned surplus:						
Net income	**¥27,451**		¥19,326		¥19,697	
Effect of change in scope of consolidation	**827**		—		—	
Effect of change in interests in subsidiaries	**106**		—		—	
Reversal of reserve for land revaluation	**274**		—		—	
Reversal of reserve for land revaluation resulting from change of interest in subsidiaries	**77**	**28,737**	188	19,515	188	19,886
Deduction from earned surplus:						
Cash dividends paid	**4,642**		3,611		3,611	
Bonuses to directors and statutory auditors	**100**		121		121	
Effect of change in scope of consolidation	**115**		36		36	
Effect of change in interests in subsidiaries	—		371		371	
Reversal of reserve for land evaluation	—	**4,857**	6,455	10,596	6,890	11,031
Balance at end of period		**¥236,220**		¥212,404		¥212,340

Note: Figures of less than ¥1 million have been omitted.

4. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		
	Third quarter of FY2006.3 (Apr. 1, 2005–Dec. 31, 2005)	Third quarter of FY2005.3 (Apr. 1, 2004–Dec. 31, 2004)	FY2005.3 (Apr. 1, 2004–Mar. 31, 2005)
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥36,204**	¥31,741	¥33,516
Depreciation and amortization	**14,316**	14,703	18,958
Impairment loss	**—**	32,549	32,703
Accrued employees retirement benefits	**(127)**	(22,731)	(21,786)
(Increase) decrease in accounts and notes receivable—trade	**(14,722)**	(9,461)	8,636
(Increase) decrease in inventories	**(1,553)**	(9,775)	(4,654)
Increase (decrease) in accounts and notes payable	**1,475**	523	(2,798)
Income taxes paid and refunded	**(15,544)**	(3,902)	(5,501)
Other, net	**(21,784)**	(17,832)	(19,484)
Net cash provided by operating activities	**(1,735)**	15,815	39,588
Cash flows from investing activities:			
Purchases of fixed assets	**(13,861)**	(17,744)	(21,450)
Proceeds from sale of fixed assets	**2,080**	2,231	2,527
Other, net	**(73)**	(90)	6,026
Net cash used in investing activities	**(11,854)**	(15,604)	(12,896)
Cash flows from financing activities:			
Increase (decrease) in short-term loans	**12,791**	16,699	902
(Decrease) increase in long-term loans	**(17,766)**	(909)	(3,477)
Cash dividends paid	**(4,642)**	(3,611)	(3,611)
Other, net	**(1,265)**	(1,793)	(2,121)
Net cash provided by (used in) financing activities	**(10,882)**	10,385	(8,306)
Effect of exchange rate changes on cash and cash equivalents	**1,427**	538	1,099
Net (decrease) increase in cash and cash equivalents	**(23,045)**	11,135	19,485
Cash and cash equivalents at beginning of period	**50,393**	31,245	31,245
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	**1,685**	—	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	**—**	(337)	(337)
Cash and cash equivalents at end of period	**¥29,033**	¥42,043	¥50,393

5. BASIC ITEMS FOR THE PREPARATION OF THE QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

Whether the Company Has Adopted Simplified Accounting Procedures

The following simplified accounting procedures are based on the standards used in the Company's interim consolidated financial statements and will help investors and other stakeholders make sound decisions.

Simplified Procedures

1. Depreciation expenses represent the portion for total planned annual depreciation as of the end of the third quarter.
2. A simplified method is used to calculate tax expenses.

6. SEGMENT INFORMATION

(1) Business Segments

(Third quarter of FY2006.3 (April 1, 2005–December 31, 2005)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥237,015**	**¥60,842**	**¥42,566**	**¥35,113**	**¥13,185**	**¥17,704**	**¥406,426**	**¥ —**	**¥406,426**
Intersegment sales or transfers	—	—	**1,351**	—	—	—	**1,351**	**(1,351)**	—
Total sales	**237,015**	**60,842**	**43,917**	**35,113**	**13,185**	**17,704**	**407,777**	**(1,351)**	**406,426**
Operating expenses	**221,361**	**58,249**	**37,061**	**33,249**	**14,768**	**17,240**	**381,929**	**(1,351)**	**380,577**
Operating income (loss)	**¥ 15,654**	**¥ 2,593**	**¥ 6,856**	**¥ 1,863**	**¥ (1,583)**	**¥ 463**	**¥ 25,848**	**¥ —**	**¥ 25,848**

Note: Business sectors: Divided into the categories of musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

(Third quarter of FY2005.3 (April 1, 2004–December 31, 2004)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥232,642	¥61,928	¥54,867	¥33,164	¥13,446	¥17,402	¥413,452	¥ —	¥413,452
Intersegment sales or transfers	—	—	1,783	—	—	—	1,783	(1,783)	—
Total sales	232,642	61,928	56,651	33,164	13,446	17,402	415,235	(1,783)	413,452
Operating expenses	215,346	57,155	38,817	32,981	15,469	17,408	377,179	(1,783)	375,395
Operating income (loss)	¥ 17,296	¥ 4,773	¥17,833	¥ 182	¥ (2,022)	¥ (6)	¥ 38,056	¥ —	¥ 38,056

(FY2005.3 (April 1, 2004–March 31, 2005)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥302,617	¥77,720	¥69,048	¥42,844	¥18,290	¥23,557	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	—	—	2,143	—	—	—	2,143	(2,143)	—
Total sales	302,617	77,720	71,192	42,844	18,290	23,557	536,222	(2,143)	534,079
Operating expenses	288,434	74,069	51,221	42,869	20,543	23,388	500,527	(2,143)	498,383
Operating income (loss)	¥ 14,183	¥ 3,651	¥19,970	¥ (24)	¥ (2,253)	¥ 168	¥ 35,695	¥ —	¥ 35,695

(2) Geographical Segments

(Third quarter of FY2006.3 (April 1, 2005–December 31, 2005)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥232,806**	**¥70,782**	**¥67,228**	**¥35,608**	**¥406,426**	**¥ —**	**¥406,426**
Intersegment sales or transfers	**118,894**	**1,170**	**714**	**51,861**	**172,641**	**(172,641)**	
Total sales	**351,700**	**71,953**	**67,943**	**87,470**	**579,067**	**(172,641)**	**406,426**
Operating expenses	**335,102**	**69,000**	**63,937**	**83,300**	**551,340**	**(170,762)**	**380,577**
Operating income	**¥ 16,598**	**¥ 2,952**	**¥ 4,006**	**¥ 4,169**	**¥ 27,727**	**¥ (1,878)**	**¥ 25,848**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: China, Australia

(Third quarter of FY2005.3 (April 1, 2004–December 31, 2004)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥252,541	¥65,439	¥66,551	¥28,918	¥413,452	¥ —	¥413,452
Intersegment sales or transfers	117,261	1,084	444	49,433	168,224	(168,224)	
Total sales	369,803	66,524	66,996	78,352	581,676	(168,224)	413,452
Operating expenses	339,282	63,285	62,425	74,239	539,232	(163,837)	375,395
Operating income	¥ 30,520	¥ 3,238	¥ 4,571	¥ 4,113	¥ 42,443	¥ (4,387)	¥ 38,056

(FY2005.3 (April 1, 2004–March 31, 2005)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥327,895	¥85,465	¥83,289	¥37,429	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	139,938	1,428	526	59,410	201,299	(201,299)	—
Total sales	467,828	86,894	83,815	96,840	735,379	(201,299)	534,079
Operating expenses	442,131	82,692	79,913	93,061	697,799	(199,415)	498,383
Operating income	¥ 25,697	¥ 4,202	¥ 3,901	¥ 3,779	¥ 37,580	¥ (1,884)	¥ 35,695

(3) Overseas Sales

(Third quarter of FY2006.3 (April 1, 2005–December 31, 2005)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥71,127**	**¥68,543**	**¥42,459**	**¥182,129**
Net sales	—	—	—	**406,426**
% of net sales	**17.5%**	**16.9%**	**10.4%**	**44.8%**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: China, Australia

(Third quarter of FY2005.3 (April 1, 2004–December 31, 2004)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥66,543	¥67,314	¥38,495	¥172,354
Net sales	—	—	—	413,452
% of net sales	16.1%	16.3%	9.3%	41.7%

(FY2005.3 (April 1, 2004–March 31, 2005)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,717	¥84,483	¥49,971	¥221,173
Net sales	—	—	—	534,079
% of net sales	16.2%	15.8%	9.4%	41.4%


RECEIVED
MAR - 3 2006

Exhibit 2

Third Quarter of FY2006.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	3Q Results (Oct. 05-Dec. 05)	3Q Results (Previous Year) (Oct. 04-Dec. 04)	3Q Results (Apr. 05-Dec. 05)	3Q Results (Previous Year) (Apr. 04-Dec. 04)	Initial Projections (Oct. 31, 2005) FY2006.3	Projections FY2006.3	Results (Previous Year) FY2005.3
Net Sales	149.2	144.9	406.4	413.5	536.5	529.0	534.1
Japan Sales	75.0 (50.2%)	77.4 (53.4%)	224.3 (55.2%)	241.1 (58.3%)	296.8 (55.3%)	292.7 (55.3%)	312.9 (58.6%)
Overseas Sales	74.3 (49.8%)	67.5 (46.6%)	182.1 (44.8%)	172.4 (41.7%)	239.7 (44.7%)	236.3 (44.7%)	221.2 (41.4%)
Operating Income	11.5 (7.7%)	13.9 (9.6%)	25.8 (6.3%)	38.1 (9.2%)	32.5 (6.1%)	24.0 (4.5%)	35.7 (6.7%)
Recurring Profit	14.2 (9.5%)	16.4 (11.3%)	35.5 (8.7%)	44.7 (10.8%)	41.5 (7.7%)	35.0 (6.6%)	41.3 (7.7%)
Net Income	10.9 (7.3%)	25.4 (17.5%)	27.5 (6.8%)	19.3 (4.7%)	29.0 (5.4%)	26.0 (4.9%)	19.7 (3.7%)
Currency Exchange Rate (=yen)	116/US$ 135/EUR	107/US$ 134/EUR	112/US$ 134/EUR	109/US$ 133/EUR	108/US$ 134/EUR	111/US$ (*5) 134/EUR	108/US$ 133/EUR
ROE(%) (*1)	14.2%	38.3%	12.4%	9.6%	10.0%	8.9%	7.4%
ROA(%) (*2)	8.3%	19.5%	7.1%	5.0%	5.8%	5.1%	3.9%
Earnings per share	-	-	133.2yens	93.8yens	140.7yens	126.1yens	95.1yens
Capital Expenditure	5.0	5.0	14.8	16.1	24.0	24.0	22.7
Depreciation	5.1	5.2	14.3	14.7	19.5	19.5	19.0
R&D Expenditure	6.6	5.8	18.1	17.1	23.0	23.0	23.0
Loans & Equivalents (*3)	-	-	13.6	22.0	-6.7	-2.0	-4.6
Free Cash Flow							
Operating Activities	7.4	8.0	-1.7	15.8	29.4	22.4	39.6
Investing Activities	-2.9	-5.4	-11.9	-15.6	-22.3	-20.2	-12.9
Total	4.5	2.6	-13.6	0.2	7.1	2.2	26.7
Inventories at year-end	-	-	84.7	82.8	69.9	72.5	78.4
No. of Employees							
Japan	-	-	11,799	11,810	11,600	11,600	11,711
Overseas	-	-	13,129	12,063	13,270	13,270	12,149
Total (*4)	-	-	24,928	23,873	24,870	24,870	23,860
Sales by Business segment							-
Musical Instruments	86.2 (57.8%)	81.5 (56.2%)	237.0 (58.3%)	232.6 (56.3%)	310.0 (57.8%)	309.0 (58.4%)	302.6 (56.7%)
AV/IT	25.4 (17.0%)	25.1 (17.3%)	60.8 (15.0%)	61.9 (15.0%)	83.5 (15.6%)	77.0 (14.6%)	77.7 (14.5%)
Electronic Equipment and Metal	14.2 (9.5%)	16.5 (11.4%)	42.6 (10.5%)	54.9 (13.3%)	57.5 (10.7%)	56.0 (10.6%)	69.0 (12.9%)
Lifestyle-Related	12.5 (8.4%)	12.0 (8.3%)	35.1 (8.6%)	33.2 (8.0%)	43.0 (8.0%)	44.5 (8.4%)	42.8 (8.0%)
Recreation	4.2 (2.8%)	4.0 (2.8%)	13.2 (3.2%)	13.4 (3.2%)	18.5 (3.4%)	18.0 (3.4%)	18.3 (3.4%)
Others	6.6 (4.4%)	5.8 (4.0%)	17.7 (4.4%)	17.4 (4.2%)	24.0 (4.5%)	24.5 (4.6%)	23.6 (4.4%)
Operating Income by Business segment							
Musical Instruments	7.6	7.4	15.7	17.3	18.5	14.0	14.2
AV/IT	1.9	2.3	2.6	4.8	4.0	1.0	3.7
Electronic Equipment and Metal	1.7	4.6	6.9	17.8	9.0	8.0	20.0
Lifestyle-Related	0.8	0.3	1.9	0.2	1.0	1.5	0.0
Recreation	-0.9	-0.9	-1.6	-2.0	-1.0	-1.5	-2.3
Others	0.3	0.0	0.5	0.0	1.0	1.0	0.2

Non Consolidated Basis

	3Q Results (Oct. 05-Dec. 05)	3Q Results (Previous Year) (Oct. 04-Dec. 04)	3Q Results (Apr. 05-Dec. 05)	3Q Results (Previous Year) (Apr. 04-Dec. 04)	Initial Projections (Oct. 31, 2005) FY2006.3	Projections FY2006.3	Results (Previous Year) FY2005.3
Net Sales	84.5	86.3	254.7	273.9	325.0	318.0	341.5
Operating Income	3.4 (4.0%)	6.6 (7.6%)	12.8 (5.0%)	27.9 (10.2%)	14.0 (4.3%)	9.0 (2.8%)	22.6 (6.6%)
Recurring Profit	4.2 (5.0%)	6.8 (7.9%)	17.1 (6.7%)	29.4 (10.7%)	19.5 (6.0%)	14.5 (4.6%)	25.1 (7.4%)
Net Income	2.7 (3.2%)	14.6 (16.9%)	11.9 (4.7%)	1.1 (0.4%)	13.0 (4.0%)	10.0 (3.1%)	0.3 (0.1%)

*1,2 ROE and ROA are calculated on an annually adjusted basis.
*3 Loans & Equivalents = Loans(Short term , Long term) - Cash & Bank Deposit
*4 No. of Employees = No. of Full-time Staff at end of period + Average No. of Temp. Staff
*5 4Q Currency Exchange Rates US$=110JPY EUR=134JPY

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 3

February 8, 2006

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Overview of Operating Results for the Third Quarter of the Fiscal Year ending March 2006 and Revision of the Forecasts for the Full Fiscal Year

Third quarter operating results

Consolidated net sales for the period from April 1, 2005, through December 31, 2005, increased in the musical instruments and lifestyle-related products segments, however, sales in the electronic equipment and metal products, AV/IT, and recreation segments declined 1.7% year on year, to ¥406.4 billion. Operating income was up in the lifestyle-related products and other segments and the recreation segment saw a reduction in losses. Nevertheless, in addition to a significant drop in income in the electronic equipment and metal products segment, primarily in LSI sound chips for mobile phones, operating income declined in the musical instruments and AV/IT segments, to ¥25.8 billion, a 32.1% year-on-year decrease, and recurring profit dropped 20.6%, to ¥35.5 billion.

Net income for first three quarters increased 42.0%, to ¥27.5 billion, due to the absence of fixed asset impairment losses that had been present in the corresponding period of the previous fiscal year.

Consolidated net sales in the third quarter alone (October 1 ~ December 31, 2005) rose 3.0% year on year, to ¥149.2billion, and operating income dropped 17.1%, to ¥11.5 billion.

Sales and Operating Income by Business Segment (Figures in parentheses are percentage changes from the third quarter of the previous fiscal year):

Musical Instruments — Sales of ¥237.0 billion (+1.9% year on year), operating income of ¥15.7 billion (-9.5%)

Electone™, Electronic organ sales declined, but sales of pianos and wind instruments were healthy, as were overseas sales of professional audio equipment, thus, overall sales increased. Meanwhile, operating income decreased as a result of a decline in gross profit due to changes in the sales mix and higher selling, general and administrative expenses (SG&A), and others.

AV/IT — Sales of ¥60.8 billion (-1.8%), operating income of ¥2.6 billion (-45.7%)

A decline in AV equipment sales and increasing price competition for routers in the corporate market in the information and communications equipment segment caused sales and income to fall.

Electronic Equipment and Metal Products — Sales of ¥42.6 billion (–22.4%), operating income of ¥6.9 billion (-61.6%)

Sales and income registered substantial year-on-year declines owing to lower unit sales of LSI sound chips for mobile phones and price reductions.

Lifestyle-Related Products — Sales of ¥35.1 billion (+5.9%), operating income of ¥1.9 billion (income in previous year of ¥180 million)

Operating income jumped dramatically on the back of higher revenue from brisk sales of system kitchens equipped with synthetic marble sinks as a result of actions taken in the previous period to upgrade product showrooms and enhance product appeal as well as a reduction in labor and other fixed costs.

Recreation — Sales of ¥13.2 billion (–1.9%), operating loss of ¥1.6 billion (loss in previous year of ¥2.0 billion)

Despite healthy growth in the length of guest stays, the number of weddings and day-trip guests dropped. Although the amount of the operating loss was reduced as a result of cutbacks in spending and decreased depreciation and amortization, the business environment remains harsh.

Others — Sales of ¥17.7 billion (+1.7%), operating income of ¥460 million (loss in previous year of ¥6 million)

Strong sales of golf-related products, mobile phone magnesium components, and automobile interior wood components resulted in year-on-year revenue growth and a turnaround from an operating loss in the previous year to an operating gain.

Outlook for the Full Fiscal Year 2006 (Revised October 31 forecasts)

Consolidated projections for the full fiscal year ending March 2006 have been revised due primarily to lower projected sales and income in the musical instruments, electronic equipment and metal products, and AV/IT businesses. The revised figures are: net sales of ¥529.0 billion (previously estimated at ¥536.5 billion on October 31, 2005), operating income of ¥35.0 billion (¥32.5 billion), recurring profit of ¥35.0 billion (¥41.5billion), and net income of ¥26.0 billion (¥29.0 billion).

Non-consolidated operating results are projected to trend broadly in line with the previous outlook, however, we have made the following minor revisions of estimates for net sales to ¥318.0 billion (from ¥325.0 billion announced on October 31), operating income to ¥9.0 billion (¥14.0 billion), recurring profit to ¥14.5billion (¥19.5 billion), and a net profit of ¥10.0 billion (net profit of ¥13.0 billion).

Note: Figures in the text have been rounded to nearest 100 million yen.

For further information, please contact:

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Mr. Misao Tanaka

TEL. +81-3-5488-6601
FAX +81-3-5488-5060



Exhibit 4

Analyst and Investor Briefing on the Third Quarter of FY 2006. 3* (April 1 to December 31, 2005)

February 9, 2006

YAMAHA CORPORATION

*Fiscal year ending March 31, 2006

Overview of Performance in the Third Quarter


YAMAHA

Third Quarter Results

■Although strong sales of lifestyle-related products continued, sales of musical instruments, AV products and semiconductors failed to reach expected levels and overall sales were 2.5% lower than the projection made at the end of the first half of the fiscal year.
However, overall sales were 3% higher than the same quarter of the previous year due to increased revenue from musical instruments thanks to the weaker yen and stronger sales of professional audio equipment. Increased revenue in areas such as AV and lifestyle-related products also contributed to this result.

■Operating income was lower than projected or showed greater losses in all segments except lifestyle-related products.

Results for the First Three Quarters

■Over the first three quarters (April – December), lifestyle-related products showed increased sales and higher income, while musical instruments saw increased sales but lower income. Semiconductors and AV products registered shrinking sales and lower income. In particular, income from semiconductors fell by more than ¥10 billion against the same quarter of the previous year.

■Inventory at the end of the third quarter exceeded both projections and figures for the same quarter of the previous year, especially for musical instruments and AV products. Efforts will be made to reduce inventory by the end of the fiscal year.

Business Performance in the Third Quarter



- Sales were up year-on-year, while income was down
- Both sales and income were lower than the previous projections

(Billions of yen)

	FY 2005. 3 (3Q)	FY 2006. 3 3Q	Change from FY 2005. 3 3Q	Previous projections (Oct. 31, 2005)	Change from previous projections
Net sales	144.9	149.2	+ 3.0%	153.0	-2.5%
Operating income (operating income ratio)	13.9	11.5 (7.7%)	-17.1%	14.2	-19.0%
Recurring profit (recurring profit ratio)	16.4	14.2 (9.5%)	-13.7%	16.4	-13.4%
Net income (net income ratio)	25.4	10.9 (7.3%)	-57.0%	11.1	-1.8%
Equity method income	3.5	3.9		3.8	

Currency exchange rates

		FY 2005. 3 (3Q)	FY 2006. 3 3Q	Previous projections
Net sales	US$	106	117	105
	EUR	137	139	134
Operating income	US$	107	116	105
	EUR	134	135	134

Performance by Business Segment in the Third Quarter



Net Sales

(Billions of yen)

	FY 2005. 3	FY 2006. 3		FY 2006. 3 (previous projections)	
Recreation & others	9.8	10.9	(+11.2)	10.6	(+2.8)
Lifestyle-related products	12.0	12.5	(+4.2)	11.3	(+10.6)
Electronic equipment & metal products	16.5	14.2	(-13.9)	14.6	(-2.7)
AV/IT	25.1	25.4	(+1.2)	28.9	(-12.1)
Musical instruments	81.4	86.2	(+5.9)	87.6	(-1.6)
Total	144.9	149.2	(+3.0%)	153.0	(-2.5%)

Figures in parentheses indicate change from the same period of the previous year or previous projections

Impact of exchange rates
Year-on-year: + ¥4.4 billion
(musical instruments: + ¥3.4 billion, AV/IT: + ¥1.0 billion)
Versus previous projections: + ¥5.4 billion
(musical instruments: + ¥4.0 billion, AV/IT: + ¥1.4 billion)

Operating Income

	FY 2005. 3	FY 2006. 3 (new projections)	FY 2006. 3 (previous projections)
Lifestyle-related products	0.3	0.8	0.2
Electronic equipment & metal products	4.6	1.7	2.1
AV/IT	2.3	1.9	2.8
Musical instruments	7.4	7.6	9.5
Recreation & others	-0.6	-0.6	-0.4
Total	13.9	11.5	14.2

Impact of exchange rates
Year-on-year: + ¥0.7 billion
(musical instruments: + ¥0.9 billion, AV/IT: - ¥0.1 billion)
Versus previous projections: + ¥0.8 billion
(musical instruments: + ¥1.1 billion, AV/IT: - ¥0.2 billion)

Forecast for Business Performance in FY 2006.3 YAMAHA



- Estimated 4Q exchange rates: US$=¥110, EUR=¥134
- Full-year projections for sales and income are lower than previous projections

(Billions of yen) (%)

	1Q-3Q actual	4Q projections	FY 2006. 3 (new projections)	FY 2006. 3 (previous projections)	FY 2005. 3 actual	Change from previous projections	Change from previous year results
Net sales	406.4	122.6	529.0	536.5	534.1	-1.4%	-1.0%
Operating income	25.8 (6.3%)	-1.8	24.0 (4.5%)	32.5 (6.1%)	35.7 (6.7%)	-26.2%	-32.8%
Recurring profit	35.5 (8.7%)	-0.5	35.0 (6.6%)	41.5 (7.7%)	41.3 (7.7%)	-15.7%	-15.3%
Net income	27.5 (6.8%)	-1.5	26.0 (4.9%)	29.0 (5.4%)	19.7 (3.7%)	-10.3%	+32.0%
Equity method income	12.4	2.4	14.8	13.7	9.1		

Currency exchange rates		1-3Q actual	4Q projections	FY 2006. 3 (new projections)	FY 2006. 3 (previous projections)	FY 2005. 3 actual
Net sales	US$	112	110	112	107	108
	EUR	137	134	136	135	135
Operating income	US$	112	110	111	108	109
	EUR	134	134	134	134	133

FY 2006. 3 Full Year Forecast for Performance by Segment YAMAHA



Net sales
Operating income
(Billions of yen)
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
534.1
41.9
42.8
69.0
77.7
302.6
529.0 (-1.0%)
42.5 (+1.4)
44.5 (+4.0)
56.0 (-18.8)
77.0 (-0.9)
309.0 (+2.1)
536.5 (-1.4%)
42.5 (0)
43.0 (+3.5)
57.5 (-2.6)
83.5 (-7.8)
310.0 (-0.3)
FY 2005. 3
FY 2006. 3 (new projections)
FY 2006. 3 (previous projections)
35.7
0
20.0
3.7
14.2
-2.1
24.0
1.5
8.0
1.0
14.0
-0.5
32.5
0
1.0
9.0
4.0
18.5
Recreation & others
FY 2005. 3
FY 2006. 3 (new projections)
FY 2006. 3 (previous projections)
Figures in parentheses represent year-on-year change or previous projections

Net sales — Impact of exchange rates

Year-on-year: + ¥6.8 billion
(musical instruments: + ¥5.3 billion, AV/IT: + ¥1.5 billion)
Versus previous projections: + ¥6.5 billion
(musical instruments: + ¥4.9 billion, AV/IT: + ¥1.6 billion)

Operating income — Impact of exchange rates

Year-on-year: + ¥1.4 billion
(musical instruments: + ¥1.6 billion, AV/IT: - ¥0.1 billion, electronic equipment & metal products: - ¥0.1 billion)
Versus previous projections: + ¥1.0 billion
(musical instruments: + ¥1.4 billion, AV/IT: - ¥0.3 billion, electronic equipment & metal products: - ¥0.1 billion)

Musical Instruments


YAMAHA

3Q Overview

- •Sales and income rose year-on-year, partly due to the weaker yen.
- •Discounting the effect of exchange rates, actual 3Q sales rose 1.6% year-on-year. Professional audio equipment sales grew, especially in Europe and the U.S. Shipments of the much-anticipated Tyros2 advanced keyboard fulfilled projections, especially in Europe.
- •Sales were 6.2% lower than projected figures. Sales of pianos, electronic instruments, and string and percussion instruments were lower than projected.
- •Excluding Electones™, Japan sales were at the same level as 3Q of the previous year.
- •Strong sales continued in Korea. Shipments to Latin America were also steady.
- •In spite of gains from favorable exchange rates, operating income was lower against projections due to reduced gross profit margins resulting from changes in sales structures and higher distribution costs.
- •Inventory at the end of the third quarter failed to reach levels set out in sales plans and exceeded both projections and inventory levels at the end of 3Q in the previous year.

4Q Projections and Priority Policies

- • Downward revision of full-year operating income projections.
- •Excluding the effect of exchange rate fluctuations, actual 4Q sales are expected to be in line with previous projections. Japan sales are expected to fall, while North American sales will rise.
- •Operating income will be lower than previous projections due to lower production.
- •Priority policies will be pursued and accelerated to strengthen profitability.

  Expand sales (Japan and China markets, professional audio business, high added-value products)

  Reduce costs (Innovation in manufacturing, HR development, work process reforms)
- •Shrink end-of-year inventory to ¥38.2 billion, mainly through reduced production of electronic instruments.


(Billions of yen)
Other
YAMAHA Musical instruments
78.7
81.4
86.2
87.6
23.9
22.6
24.0
54.8
58.8
63.6
5.5
7.4
7.6
9.5
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2006. 3 previous projections
Net sales
Operating income
(Billions of yen)
65.9
70.0
72.0
71.6
-4.7
-3.1
-1.7
0.9
FY 2004. 3
FY 2005. 3
FY 2006. 3 new projections
FY 2006. 3 previous projections

AV/IT

YAMAHA

3Q Overview

- Sales rose but income fell year-on-year.
- Actual 3Q sales were 2.8% lower than those in the previous year (17.0% lower than previous projections).
- AV sales continued to be robust in North America even at the end of the year, but were sluggish in Japan and Europe. Asian sales were well below expectations.
- High expectations for "YSP" were met, with shipments amounting to ¥3.9 billion (57,000 units) over the first three quarters (April – December) .
- Router sales fell year-on-year and against projections amid fierce competition.
- Operating income also fell both year-on-year and against projections due not only to reduced sales, but also to currency exchange losses associated with the weaker yen.
- Inventory at the end of 3Q was higher than in the previous year and exceeded projections.


(Billions of yen)
Routers
AV
24.8
1.7
23.1
3.2
25.1
1.7
23.4
2.3
25.4
1.6
23.8
1.9
28.9
1.7
27.2
2.8
Net sales
Operating income
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2006. 3 previous projections

4Q Projections and Priority Policies

- 4Q sales projections were revised downward to ¥16.2 billion, in line with the figure for the same quarter of the previous year. Reflecting lower sales, the full-year operating income forecast has also been substantially reduced from ¥4 billion to ¥1 billion.
- Reinforce and expand "YSP" business.
  Set up sales networks and environments for demonstrations, develop OEM business.
- Increase sales of products for existing home theaters, focusing on mid- to high-level AV receivers.
- Promptly clear inventory of old models and conduct smooth market launch of new products.
- New products/new launches in the field of compact high-sound-quality portable digital audio products.
- Ensure competitiveness with introduction of new router products.
- Move ahead with development of next-generation models of network karaoke equipment.


(Billions of yen)
19.5
1.9
17.6
-0.2
15.8
1.9
3.9
-1.1
16.2
1.8
4.4
-1.6
19.1
16.0
0.5
FY 2004. 3
FY 2005. 3
FY 2006. 3 new projections
FY 2006. 3 previous projections

Electronic Equipment & Metal Products

YAMAHA

3Q Overview

- Sales and income fell both year-on-year and against projections.
- In semiconductor business, demand and unit prices declined for LSI sound chips for mobile phones. Sales were down in the amusement sector due to a decline in overall demand. As a result, operating income fell by half year-on-year.
- Sales of electronic metals rose year-on-year with the gradual recovery in the digital home appliance market.
- However, operating income of electronic metals fell slightly due to a steep increase in metals prices.

(Billions of yen)

	FY 2004. 3	FY 2005. 3	FY 2006. 3	FY 2006. 3 previous projections
Net sales	22.1	16.5	14.2	14.6
Electronic metals	2.9	2.9	3.4	3.4
Semi-conductors	19.2	13.6	10.8	11.2
Operating income	9.6	4.6	1.7	2.1

4Q Projections and Priority Policies

- Downward revision of 4Q sales and operating income projections.
- Unit prices for LSI chips for mobile phones continue to fall. Maintain share with increased sales of products with high sound quality and advanced functions.
- Steady market launch of graphic LSI chips for next-generation pachinko (slot) machines.
- For electronic metal materials, continue efforts to reduce costs and ramp up production for copper connectors.

(Billions of yen)

	FY 2004. 3	FY 2005. 3	FY 2006. 3 new projections	FY 2006. 3 previous projections
Net sales	18.4	14.1	13.4	14.6
Electronic metals	3.4	2.4	3.4	3.2
Semi-conductors	15.0	1.7	10.0	1.4
Operating income	6.2	2.2	1.1	1.8

Lifestyle-related Products



YAMAHA

3Q Overview

- Sales and income rose both year-on-year and against projections.
- Robust sales of marble sink kitchens continued.
- Although new bathroom products were launched from October, price competition was fierce, especially among budget products. As a result, sales fell both year-on-year and against projections.
- Operating income rose substantially year-on-year due to increased gross profit on sales resulting from higher sales volume and lower production costs. Reduction in fixed costs, especially personnel expenses, also contributed to this result.

4Q Projections and Priority Policies

- 4Q sales are forecast to reach ¥9.4 billion, slightly higher than projections.
- Steady market launch of new spring products.
- Enhance showrooms and further develop remodeling business strategy.
- Boost production technology and reduce manufacturing costs.



(Billions of yen)
Installation, etc.
Kitchens
Bathrooms
12.0
1.9
4.9
5.2
0.6
12.0
1.9
4.9
5.2
-0.3
12.5
1.8
5.8
4.9
0.8
11.3
1.1
5.0
5.2
0.2
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2006. 3 previous projections
Net sales
Operating income



(Billions of yen)
9.6
1.4
3.7
4.5
-0.2
9.6
1.2
4.2
4.2
-0.2
9.4
1.1
4.9
3.4
-0.4
9.1
1.0
4.0
4.1
-0.2
FY 2004. 3
FY 2005. 3
FY 2006. 3 new projections
FY 2006. 3 previous projections

Recreation



3Q Overview

- 3Q sales rose year-on-year due to higher guest numbers resulting from more rooms. Increased room rates also contributed to this result.
- In spite of increased sales and reduced depreciation cost, operating income dropped marginally compared to the same quarter of the previous year as a result of higher expenses associated with upgrading slope at the Kiroro ski resort.
- Sales and income were below projections.

4Q Projections and Priority Policies

- 4Q sales and income are forecast to come in below projections.
- Attracting day-trip customers to the upgraded Kiroro ski resort is a key focus.
- Boost profitability at all facilities by taking steps to attract more guests and further improving operating efficiency.



(Billions of yen)
4.7
4.0
4.2
4.4
-0.3
-0.8
-0.9
-0.8
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2006. 3 previous projections

Net sales

Operating income



(Billions of yen)
5.1
4.9
4.8
5.2
-0.3
-0.3
0.1
0.5
FY 2004. 3
FY 2005. 3
FY 2006. 3 new projections
FY 2006. 3 previous projections

Others


YAMAHA

3Q Overview

- Sales for the segment as a whole rose both year-on-year and against projections.
- Sales and income for automobile interior wood components rose year-on-year thanks to success in securing new customers.
- Metallic molds and components business benefited from continued strength in the FA sector. Orders for magnesium molded parts increased for use in both mobile phones and digital cameras.
- Launch of new golf products saw sales rise both year-on-year *and against projections.*

4Q Projections and Priority Policies

- 4Q sales are forecast to be ¥6.8 billion , higher than both the previous year's 4Q results and projections. Operating income projections are unchanged.
- For magnesium molded parts, securing production capacity through major increases in production volume and improved yields is a key focus.
- Achieve cost competitiveness for automobile interior wood components through new manufacturing methods.


(Billions of yen)
Other businesses of YFT
Golf
Automobile interior wood components
6.7
3.2
0.4
3.1
0.1
5.8
2.8
0.5
2.5
0.1
6.6
2.8
0.7
3.1
0.3
6.2
2.9
0.5
2.8
0.4
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2006. 3 previous projections
Net sales
Operating income
(Billions of yen)
6.1
2.9
0.6
2.6
-0.8
6.2
3.0
0.4
2.8
0.2
6.8
3.1
1.0
2.7
0.5
6.7
2.7
2.9
0.5
FY 2004. 3
FY 2005. 3
FY 2006. 3 new projections
FY2006.3 previous projections

Inventories



- Inventories at the end of 3Q were higher than the previous year and previous projections.

We will work to reduce inventories by the end of the fiscal year, including reducing production.

End of 3Q
End of FY
(Billions of yen)
Goods in process/ materials
AV/IT
Musical instruments
82.8
26.8
10.7
45.3
FY 2005. 3 (3Q)
84.7
23.7
12.9
48.1
FY 2006. 3 (3Q)
75.0
22.5
9.9
42.6
FY 2006. 3 (previous projections)
78.4
24.7
10.1
43.6
FY 2005. 3
72.5
22.7
8.4
41.4
FY 2006. 3 (new Projections)
69.9
22.7
8.0
39.2
FY 2006. 3 (previous projections)

Appendix

Third Quarter Non-operating Income/Loss & Extraordinary Income/Loss


YAMAHA

(Billions of yen)

Non-operating income (loss)	FY 2005. 3 (3Q) results	FY 2006. 3 (3Q) results	FY 2006. 3 (3Q) previous projections
Equity method income	3.4	3.9	3.8
Net financial income (loss)	(0.2)	(0.1)	(0.3)
Other	(0.7)	(1.0)	(1.3)
Total	+ 2.5	+ 2.8	+ 2.2

Extraordinary income (loss)	FY 2005. 3 (3Q) results	FY 2006. 3 (3Q) results	FY 2006. 3 (3Q) previous projections
Income from (loss on) disposal of fixed assets	(0.1)	(0.2)	(0.2)
Impairment loss			
Other	19.7 (Gain on return of substantial portion of pension plan)	0.1	0.0
Total	+19.6	(0.1)	(0.2)

Corporate income tax and other expenses	FY 2005. 3 (3Q) results	FY 2006. 3 (3Q) results	FY 2006. 3 (3Q) previous projections
Corporate income tax, etc.	10.6	3.0	5.0
Minority interests in consolidated subsidiaries	0.0	0.1	0.1
Total	10.6	3.1	5.1

Full-year Non-operating Income/Loss & Extraordinary Income/Loss


YAMAHA

(Billions of yen)

	FY 2005. 3 results	FY 2006. 3 new projections	FY 2006. 3 previous projections
Non-operating income (loss)			
Equity method income	9.1	14.8	13.7
Net financial income (loss)	(0.3)	(0.2)	(0.6)
Other	(3.2)	(3.6)	(4.1)
Total	+ 5.6	+ 11.0	+9.0
Extraordinary income (loss)			
Income from (loss on) disposal of fixed assets	(1.1)	(0.1)	0
Other	(6.7)	0.1	0
Total	(7.8)	0.0	0
Corporate income tax and other expenses			
Corporate income tax, etc.	13.4	8.6	12.1
Minority interests in consolidated subsidiaries	0.4	0.4	0.4
Total	13.8	9.0	12.5

Breakdown of FY 2005. 3 Other (6.7):
- Gain on return of substantial portion 19.9
- Gain on asset disposal 6.5
- Impairment loss (32.7)

Capital Expenditure/Depreciation/R&D Expenses


YAMAHA


Capital Expenditure/Depreciation
1-3Q
Others
Electronic equipment & metal products
AV/IT
Musical instruments
16.1
3.5
3.5
0.8
8.3
(14.7)
14.8
2.6
4.2
0.8
7.2
(14.3)
FY 2005. 3
FY 2006. 3
R&D Expenditure
17.1
1.8
3.2
3.7
8.4
18.1
1.6
3.9
4.1
8.5
FY 2005. 3
FY 2006. 3


(Billions of yen)
Full Year
22.7
5.3
5.0
1.1
11.3
(19.0)
24.0
4.3
5.9
1.4
12.4
(19.5)
24.0
4.5
5.8
1.4
12.3
(19.5)
FY 2005. 3
FY 2006. 3 (new projections)
FY 2006. 3 (previous projections)
23.0
2.2
4.5
5.1
11.2
23.0
2.2
4.7
5.2
10.9
23.0
2.2
4.2
5.2
11.4
FY 2005. 3
FY 2006. 3 (new projections)
FY 2006. 3 (previous projections)

Interest-bearing Liabilities (Actual Balance)


YAMAHA

(Billions of yen)

Free Cash Flows

FY 2005. 3 1H	FY 2005. 3 2H	FY 2006. 3 1H	FY 2006. 3 3Q	FY 2006. 3 4Q (new projections)
-2.4	29.1	-18.0	4.4	15.8

Interest-bearing Liabilities

	As of Sept. 30, 2004	As of Mar. 31, 2005	As of Sept. 30, 2005	As of Dec. 31, 2005	As of Mar. 31, 2006 (new projections)
Long- and short-term borrowings, less cash and deposits	23.1	-4.6	15.5	13.6	-2.0
Not included in above: Balance of resort security deposits	29.6	28.9	28.0	27.9	27.6

Balance Sheet Summary


YAMAHA

(Billions of yen)

	As of end of 3Q			Full Year		
	As of Dec. 31, 2004	As of Dec. 31, 2005	Change	As of Mar. 31, 2005	As of Mar. 31, 2006	Change
Cash and bank deposits	42.8	30.0	-12.8	51.2	27.8	-23.4
Accounts & notes receivable	89.3	88.6	-0.7	71.6	74.6	3.0
Inventories	82.8	84.7	1.9	78.4	72.5	-5.9
Other current assets	25.4	24.9	-0.5	24.4	23.9	-0.5
Fixed assets	280.3	303.3	23.0	280.0	306.9	26.9
Total assets	520.6	531.5	10.9	505.6	505.7	0.1
Accounts & notes payable	40.7	40.4	-0.3	37.7	39.4	1.7
Short- and long-term borrowings	64.8	43.6	-21.2	46.6	25.8	-20.8
Other liabilities*	137.9	132.0	-5.9	146.1	134.0	-12.1
Shareholders' equity	277.2	315.5	38.3	275.2	306.5	31.3
Total liabilities and shareholders' equity	520.6	531.5	10.9	505.6	505.7	0.1

*"Other liabilities" includes minority interests in consolidated subsidiaries

YAMAHA Musical Instrument Sales in the Japanese Market


YAMAHA

As demand for the STAGEA™ Electone™ ran its course, sales over the first three quarters amounted to ¥6.6 billion, down ¥4.6 billion year-on-year. Sales of products other than Electones™ were in line with the previous year. Thanks to increased enrolments, music school revenue increased 3% (up ¥0.8 billion).

(Billions of yen)

Figures in parentheses are year-on-year comparisons

1-3Q Results

150.0
100.0
50.0
0
02/3 107.6
03/3 107.2 (100%)
04/3 104.0 (97%) Q3 33.5 Q2 32.0 Q1 38.5
05/3 107.6 (103%) 33.9 33.9 39.8
06/3 102.9 (96%)

Full Year

150.0
100.0
50.0
0
02/3 142.8 59.2
03/3 139.4 (98%) 55.9 (94%)
04/3 134.4 (96%) 51.7 (92%)
05/3 140.0 (104%) 56.9
06/3 (Projection) 134.3 (96%)

Music schools, etc.

YAMAHA musical instruments

YAMAHA Musical Instrument Sales in the U.S. Market



Sales over the first three quarters were driven by a buoyant market for musical instruments in the U.S. and amounted to 103% of the same period the previous year. Sales of professional audio equipment, especially digital mixers, stayed strong at 118% year-on-year. Shipments of mid- and high-range wind instruments were steady. However, electronic pianos and portable keyboards struggled. String and percussion instrument sales also failed to meet expectations. The January NAMM trade show in the U.S. brought in orders exceeding our targets.

Wholesale amount
(millions of U.S. dollars)
600
500
400
300
200
100
0
357
138
126
93
369
(103%)
128
138
103
383
(104%)
142
145
96
406
(106%)
157
150
95
417
(103%)
161
156
100
02/3
03/3
04/3
05/3
06/3
1-3Q Results
470
501
(107%)
532
(106%)
551
(103%)
572
(104%)
02/3
03/3
04/3
05/3
06/3
(Projection)
Full Year

YAMAHA Musical Instrument Sales in the German Market


YAMAHA

Retail conditions remain difficult, reflecting macroeconomic factors. However, customers began returning to the stores toward the end of the year and sales recovered to 103% of the same period the previous year. Electronic instruments such as electronic pianos and the "Tyros2" keyboard sold especially well, as did the new "M7CL" digital mixer.


Wholesale amount
(millions of euros)
250
200
150
100
50
0
153
61
47
45
155
(101%)
59
51
45
150
(97%)
56
51
43
143
(95%)
56
44
43
147
(103%)
62
46
39
02/3
03/3
04/3
05/3
06/3
1-3Q Results
190
194
(102%)
188
(97%)
178
(95%)
187
(105%)
02/3
03/3
04/3
05/3
06/3
(Projection)
Full Year

YAMAHA Musical Instrument Sales in the U.K. Market


YAMAHA

Overall the musical instrument market remained depressed, with actual retail sales sluggish in both specialty music stores and mass market. Particularly with regard to wind instruments, the volume of inexpensive import models from China has been rapidly increasing.


Wholesale amount
(millions of pounds)
80
60
40
20
0
48
21
16
11
50
(104%)
21
18
11
51
(102%)
23
17
11
52
(101%)
22
18
12
47
(90%)
20
16
11
02/3
03/3
04/3
05/3
06/3
1-3Q Results
80
60
40
20
0
62
63
(102%)
65
(103%)
66
(101%)
60
(91%)
02/3
03/3
04/3
05/3
06/3
(Projection)
Full Year

YAMAHA Musical Instrument Sales in the Chinese Market


YAMAHA

Although China's end-of-year sales lacked vigor overall, products such as pianos and digital mixers sold well. The music school opened in Shanghai in November made a healthy start, with approximately 200 students enrolled.


Wholesale amount
(millions of yuan)
800
600
400
200
0
349
127
146
75
422
(121%)
136
160
126
458
(109%)
144
177
137
04/3
05/3
06/3
1-3Q Results
800
600
400
200
0
459
542
(118%)
599
(111%)
04/3
05/3
06/3
(Projection)
Full Year

Scale of Home Theater Market

(Home theater systems, amplifiers and receivers)



Home Theater Systems

- World market has flattened out
- North America: HTiB is contracting, systems with DVD are showing slight growth
- Europe: Systems with DVD starting to show growth
- Japan: Demand declined approx. 20% YOY in 2005 (270,000 units)
- Other: Sales of Chinese-made products are growing substantially in Asia, and Central and Eastern Europe



629
969
1,250
1,233
1,265
Other
Japan
Europe
N. America
02
03
04
05
06
Projection

Scale of North American and Japanese markets revised from 2004

AV Amplifiers and Receivers

- World market shrinking by 2-3% p.a.
- Europe and N. America: Market contracting
- Japan: YAMAHA took No.1 market share on value basis in 2005 (31%)
- Asia including China, Eastern Europe and Russia: Market growth focused on low-price products

Volume (10,000 units)



351
325
318
309
302
02
03
04
05
06
Projection

North American market volume revised from 2004 (2004: 1.6 million units -> 1.73 million units)

AV Market Share


YAMAHA

Japan


Home Theater Systems:
Share of Total Sales Value
(GfKJ)
20%
10%
0%
14%
10%
14%
'01
'02
'03
'04
'05


AV Amplifiers: Share of Total Sales
Value (GfKJ)
40%
30%
20%
10%
0%
23%
35%
39%
33%
31%
'01
'02
'03
'04
'05

U.S.


Home Theater Systems:
Share of Total Sales Value
(INTELECT)
10%
5%
0%
8%
'01
'02
'03
'04
'05


AV Receivers: Share of Total Sales
Value (INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
34%
34%
'01
'02
'03
'04
'05

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.


RECEIVED
MAR - 3 2006

February 24, 2006

For immediate release

Yamaha Corporation
Shuji Ito, President & Representative Director
Code: 7951, Tokyo Stock Exchange, First Section
Address all inquiries to:
Yoshikazu Tobe
General Manager, Public Relations Division
(Tel: 03-5488-6602)

Notification Concerning the Institution of a Special Benefit Plan for Shareholders

This notification is to inform shareholders of a decision made by Yamaha Corporation at the Board of Directors' Meeting held on February 24, 2006, to institute a special benefit plan for shareholders.

1. Reason for the Institution of a Special Benefit Plan for Shareholders
   In response to continued support from our shareholders and to request the understanding and support of a greater number of shareholders in our business, we are instituting a special benefit plan on their behalf.

2. Shareholders Eligible for Benefits and Allocation Date
   Registered shareholders and beneficial registered shareholders as of each fiscal year-end of March 31 holding one unit (100 shares) or more of Yamaha shares.

3. Benefits
   (1) Shareholders holding one unit (100 shares) or more of Yamaha shares
   - Complimentary gift coupons for shareholders: 1 book
     Discount coupon to Yamaha Resorts: 6 coupons
     Coupon providing free registration to Yamaha's musical instrument rental service: 2 coupons
     Discount tickets to Jubilo Iwata J-League games: 4 tickets
     * The above coupons and tickets constitute one coupon book. Certain restrictions may apply.
   - An original CD featuring Yamaha-affiliated artists created exclusively for shareholders

   (2) Shareholders holding ten units (1,000 shares) or more of Yamaha shares
   - The above-mentioned set of gift coupons, CD, plus
   - Six bimonthly issues of Yamaha's musical lifestyle magazine *Myujin* (*Musical Aficionados*)

4. Benefit Availability
   Benefits will be made available to registered shareholders and beneficial registered shareholders holding one unit (100 shares) or more of Yamaha shares as of March 31, 2006 fiscal year-end and each year after.

Description of Benefits

<table>
<tr><th colspan="2">Description of Shareholder Benefits</th><th>100 - 999 shares</th><th>1,000 shares or more</th></tr>
<tr><td rowspan="3">Complimentary gift coupons for shareholders</td><td>Discount coupon to Yamaha Resorts
· Discounts at Yamaha Resort (six nationwide) shops and restaurants as well as for wedding functions (drinks only) and lodging, etc.
· Blackout dates apply</td><td rowspan="3">○</td><td rowspan="3">○</td></tr>
<tr><td>Coupon for free registration to the Yamaha musical instrument rental service
· Free registration (a ¥2,100 value) when you rent a musical instrument from Yamaha
· Limited to certain stores</td></tr>
<tr><td>Discount tickets to Jubilo Iwata J-League games
· Average 10% discount on tickets to Jubilo Iwata J-League home games
(Yamaha Stadium and Shizuoka Stadium ECOPA)
· Limited to certain ticket agents</td></tr>
<tr><td>Exclusive CD for shareholders</td><td>Original CD song collections created exclusively for shareholders featuring Yamaha-affiliated artists
· An original CD featuring Yamaha Music Communications-affiliated artists created exclusively for shareholders</td><td>○</td><td>○</td></tr>
<tr><td>Yamaha's musical lifestyle magazine Myujin</td><td>Six bimonthly issues of Yamaha's musical lifestyle magazine Myujin
(to be launched at the end of February 2006 with issues in February, April, June, August, October, and December)
· Six issues will be sent by mail beginning with June issue and ending with April issue</td><td>-</td><td>○</td></tr>
</table>

* The above-mentioned benefits are planned to go into effect February 24, 2006, and are subject to change without